

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Jitendra Mohan
Chief Executive Officer
Astera Labs, Inc.
2901 Tasman Drive, Suite 205
Santa Clara, CA 95054

Re: Astera Labs, Inc.
Registration Statement on Form S-1
Filed on February 21, 2024
File No. 333-277205

Dear Jitendra Mohan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 12, 2024

General

1. Please revise your registration statement to include disclosure on the prospectus cover and elsewhere regarding the secondary offering. Refer to Items 501 and 507 of Regulation S-K. Please also revise Exhibit 107 as appropriate to reflect shares offered by the selling stockholders, and ensure that the opinion filed as Exhibit 5.1 covers such shares.
2. We note that your registration statement includes a number of blanks and omitted information, and that a number of exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Prospectus Summary
The Offering, page 11

3.   We note that the number of common stock to be outstanding immediately after the offering is based on your shares outstanding as of December 31, 2023, and excludes RSUs that have satisfied the time condition as of February 15, 2024. Please revise the number of outstanding common stock to reflect information as the date of your prospectus and to include RSUs that will satisfy the time and liquidity conditions with the offering. Include revisions as appropriate elsewhere in your registration statement. In addition, please confirm consistency with the number of RSUs disclosed on pages F-33 and II-3.

Risk Factors
Sales of substantial amounts of our common stock in the public markets...., page 47

4.   Please update disclosure on page 48 regarding the number of outstanding securities and underlying shares as of December 31, 2023, to reflect information as of the date of your prospectus and to additionally include warrants.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs...., page 48

5.   Please revise to include all RSUs granted as of the date of your prospectus, and to provide quantification for RSUs that will satisfy the time and liquidity conditions with the offering (*i.e.,* not limited to RSUs outstanding as of December 31, 2023). In addition, please revise to clarify whether there are limitations on your ability to issue future RSUs and to more fully describe the risks associated with future RSU issuances.

        Please contact Kevin Stertzel at 202-551-3723 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Brad Weber